UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F Cover Page

Report for the Calendar Year or Quarter Ended September 30, 2009

Check here if Amendment: |_|; Amendment Number: ____

This Amendment (Check only one): |_| is a restatement
                                   |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 535 Madison Avenue, 37th Floor
          New York, New York 10022

13F File Number: 28-11896

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

/s/ Robert Rettie   New York, New York   November 13, 2009
-------------------   ----------------------   ---------------------
    [Signature]   [City, State]   [Date]

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Report Type: (Check only one):

[X]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
          manager are reported in this report).

[ ]   13F NOTICE. (Check here if no holdings reported are in this report,
          and all holdings are reported by other reporting managers(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
          this reporting manager are reported in this report and a portion are
          reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager: NONE

<PAGE>

                           Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 2

Form 13F Information Table Entry Total: 89

Form 13F Information Table Value Total: $443,600

                                         (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

Form 13F File Number   Name
-------------------   -------------------------------
28-12869   Tiedemann/Falconer Partners L.P.
28-13433   Arbitrage Associates L.P.

<PAGE>

<TABLE>

FORM 13F INFORMATION TABLE

<CAPTION>

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5			COLUMN 6	COLUMN 7	COLUMN 8		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHRS OR PRN AMT	SH/ PRN	PUT/ CALL	INVESTMENT DISCRETION	OTHER MANAGER	VOTING AUTHORITY SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
AFFILIATED COMPUTER SERVICES	CL A	008190100	634	11,700	SH		SOLE	NONE	11,700		
ALPHA NATURAL RESOURCES INC	COM	02076X102	281	8,000	SH		SOLE	NONE	8,000		
APPLE INC	COM	037833100	298	1,610	SH		SOLE	NONE	1,610		
ARMSTRONG WORLD INDS INC NEW	COM	04247X102	297	8,620	SH		SOLE	NONE	8,620		
ASML HOLDING N V	NY REG SHS	N07059186	1,479	50,000	SH	PUT	SOLE	NONE	50,000		
BANK OF AMERICA CORPORATION	COM	060505104	2,200	130,000	SH	PUT	SOLE	NONE	130,000		
BANKRATE INC	COM	06646V108	10,447	366,573	SH		SOLE	NONE	366,573		
BIG LOTS INC	COM	089302103	16,989	679,000	SH		SOLE	NONE	679,000		
BIOGEN IDEC INC	COM	09062X103	505	10,000	SH	CALL	SOLE	NONE	10,000		
BJ SVCS CO	COM	055482103	8,422	433,462	SH		SOLE	NONE	433,462		
BLOCKBUSTER INC	CL A	093679108	107	100,000	SH	CALL	SOLE	NONE	100,000		
BLUE NILE INC	COM	09578R103	296	4,770	SH		SOLE	NONE	4,770		
BRIGHTPOINT INC	COM NEW	109473405	289	33,040	SH		SOLE	NONE	33,040		
BROOKDALE SR LIVING INC	COM	112463104	281	15,490	SH		SOLE	NONE	15,490		
CENTENNIAL COMMUNCTNS CORP N	CL A NEW	15133V208	4,523	566,805	SH		SOLE	NONE	566,805		
CENTENNIAL COMMUNCTNS CORP N	CL A NEW	15133V208	1,305	163,800	SH	PUT	SOLE	NONE	163,800		
CF IND HLDGS INC	COM	125269100	8,253	95,707	SH		SOLE	NONE	95,707		
CF IND HLDGS INC	COM	125269100	1,121	13,000	SH	PUT	SOLE	NONE	13,000		
COMPANHIA ENERGETICA DE MINA	SP ADR N-V PFD	204409601	3,800	250,000	SH	PUT	SOLE	NONE	250,000		
CTC MEDIA INC	COM	12642X106	163	10,400	SH		SOLE	NONE	10,400		
CONTINENTAL AIRLS INC	CL B	210795308	658	40,000	SH	PUT	SOLE	NONE	40,000		
DIAMONDS TR	UNIT SER 1	252787106	14,564	150,000	SH	PUT	SOLE	NONE	150,000		
DIRECTV GROUP INC	COM	25459L106	414	15,000	SH	PUT	SOLE	NONE	15,000		
DR PEPPER SNAPPLE GROUP INC	COM	26138E109	308	10,710	SH		SOLE	NONE	10,710		
DRESS BARN INC	COM	261570105	2,690	150,000	SH		SOLE	NONE	150,000		
E TRADE FINANCIAL CORP	COM	269246104	391	223,225	SH		SOLE	NONE	223,225		
E TRADE FINANCIAL CORP	COM	269246104	525	300,000	SH	PUT	SOLE	NONE	300,000		
EASTMAN KODAK CO	COM	277461109	717	150,000	SH		SOLE	NONE	150,000		
EASTMAN KODAK CO	COM	277461109	717	150,000	SH	PUT	SOLE	NONE	150,000		
EXCEL MARITIME CARRIERS LTD	COM	V3267N107	665	100,000	SH	CALL	SOLE	NONE	100,000		
FACET BIOTECH CORP	SHS	30303Q103	5,031	290,949	SH		SOLE	NONE	290,949		
FINISH LINE INC	CL A	317923100	325	32,000	SH		SOLE	NONE	32,000		
GAMESTOP CORP NEW	CL A	36467W109	9,265	350,000	SH		SOLE	NONE	350,000		
GENESCO INC	COM	371532102	337	14,000	SH		SOLE	NONE	14,000		
GOOGLE INC	CL A	38259P508	293	590	SH		SOLE	NONE	590		
GRACE W R & CO DEL NEW	COM	38388F108	307	14,120	SH		SOLE	NONE	14,120		
GUESS INC	COM	401617105	6,593	178,000	SH		SOLE	NONE	178,000		
HAWAIIAN HOLDINGS INC	COM	419879101	826	100,000	SH		SOLE	NONE	100,000		
HICKS ACQUISITION CO I INC	COM	429086309	1,920	196,470	SH		SOLE	NONE	196,470		
HOME DEPOT INC	COM	437076102	1,865	70,000	SH	PUT	SOLE	NONE	70,000		
HOVNANIAN ENTERPRISES INC	CL A	442487203	192	50,000	SH		SOLE	NONE	50,000		
ICICI BK LTD	ADR	45104G104	771	20,000	SH		SOLE	NONE	20,000		
KKR FINANCIAL HLDGS LLC	COM	48248A306	1,155	250,000	SH	CALL	SOLE	NONE	250,000		
LIBERTY MEDIA CORP NEW	ENT COM SER A	53071M500	16,202	520,800	SH		SOLE	NONE	520,800		
LIBERTY ACQUISITION HLDGS CO	COM	53015Y107	15,185	1,598,443	SH		SOLE	NONE	1,598,443		
LSI CORPORATION	COM	502161102	10,157	1,850,000	SH		SOLE	NONE	1,850,000		
MARVEL ENTERTAINMENT INC	COM	57383T103	1,573	31,700	SH		SOLE	NONE	31,700		
MGM MIRAGE	COM	552953101	843	70,000	SH	PUT	SOLE	NONE	70,000		
MSC SOFTWARE CORP	COM	553531104	9,629	1,144,955	SH		SOLE	NONE	1,144,955		
NBTY INC	COM	628782104	293	7,400	SH		SOLE	NONE	7,400		

ODYSSEY RE HLDGS CORP	COM	67612W108	4,382	67,611	SH		SOLE	NONE	67,611
OMNITURE INC	COM	68212S109	1,859	86,694	SH		SOLE	NONE	86,694
OMNIVISION TECHNOLOGIES INC	COM	682128103	12,210	750,000	SH		SOLE	NONE	750,000
OPENWAVE SYS INC	COM NEW	683718308	4,943	1,901,275	SH		SOLE	NONE	1,901,275
OSHKOSH CORP	COM	688239201	298	9,640	SH		SOLE	NONE	9,640
OWENS ILL INC	COM NEW	690768403	8,595	232,920	SH		SOLE	NONE	232,920
PEPSI BOTTLING GROUP INC	COM	713409100	8,513	233,621	SH		SOLE	NONE	233,621
PEPSIAMERICAS INC	COM	71343P200	1,201	42,038	SH		SOLE	NONE	42,038
PEROT SYS CORP	CL A	714265105	9,975	335,852	SH		SOLE	NONE	335,852
PETROCHINA CO LTD	SPONSORED ADR	71646E100	282	2,480	SH		SOLE	NONE	2,480
PFIZER INC	COM	717081103	1,821	110,000	SH	CALL	SOLE	NONE	110,000
POWERSHS DB US DOLLAR INDEX	DOLL INDX BULL	73936D107	9,116	400,000	SH	CALL	SOLE	NONE	400,000
POWERSHARES QQQ TRUST	UNIT SER 1	73935A104	45,208	1,070,000	SH	PUT	SOLE	NONE	1,070,000
PRICELINE COM INC	COM NEW	741503403	298	1,800	SH		SOLE	NONE	1,800
PROLOGIS	SH BEN INT	743410102	1,490	125,000	SH		SOLE	NONE	125,000
PROLOGIS	SH BEN INT	743410102	1,490	125,000	SH	PUT	SOLE	NONE	125,000
PROSHARES TR	PSHS ULT SH MSCI	74347R339	330	7,870	SH		SOLE	NONE	7,870
ROYAL CARIBBEAN CRUISES LTD	COM	V7780T103	1,926	80,000	SH	PUT	SOLE	NONE	80,000
SPDR TR	UNIT SER 1	78462F103	25,342	240,000	SH	PUT	SOLE	NONE	240,000
SCHERING PLOUGH CORP	COM	806605101	28,111	995,087	SH		SOLE	NONE	995,087
SEAGATE TECHNOLOGY	SHS	G7945J104	4,563	300,000	SH		SOLE	NONE	300,000
SEPRACOR INC	COM	817315104	9,234	403,213	SH		SOLE	NONE	403,213
SIMON PPTY GROUP INC NEW	COM	828806109	1,389	20,000	SH	PUT	SOLE	NONE	20,000
SK TELECOM LTD	SPONSORED ADR	78440P108	9,266	531,000	SH		SOLE	NONE	531,000
SLM CORP	COM	78442P106	698	80,000	SH	PUT	SOLE	NONE	80,000
SP ACQUISITION HOLDINGS INC	COM	78470A104	778	80,360	SH		SOLE	NONE	80,360
SUN MICROSYSTEMS INC	COM NEW	866810203	20,891	2,298,208	SH		SOLE	NONE	2,298,208
TERRA INDS INC	COM	880915103	11,732	338,386	SH		SOLE	NONE	338,386
TERRA INDS INC	COM	880915103	5,006	144,400	SH	PUT	SOLE	NONE	144,400
TRINITY INDS INC	COM	896522109	279	16,250	SH		SOLE	NONE	16,250
TEXTRON INC	COM	883203101	290	15,280	SH		SOLE	NONE	15,280
UNITED STATES OIL FUND LP	UNITS	91232N108	1,448	40,000	SH	CALL	SOLE	NONE	40,000
U S G CORP	COM NEW	903293405	290	16,880	SH		SOLE	NONE	16,880
OPEN JT STK CO-VIMPEL COMMUN	SPONSORED ADR	68370R109	225	12,010	SH		SOLE	NONE	12,010
VIRGIN MOBILE USA INC	CL A	92769R108	1,218	243,652	SH		SOLE	NONE	243,652
WYETH	COM	983024100	36,212	745,416	SH		SOLE	NONE	745,416
WYNN RESORTS LTD	COM	983134107	298	4,210	SH		SOLE	NONE	4,210
XEROX CORP	COM	984121103	77	10,000	SH		SOLE	NONE	10,000
ZORAN CORP	COM	98975F101	6,215	539,500	SH		SOLE	NONE	539,500

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